Disposal of Treasury Stocks as Employee Award

On January 7, the Executive Management Committee of POSCO has resolved the plan on the disposal of the treasury stocks as follows:

¡à Purpose: Best Performance and Continuous Services Award
¡à Planned amount: Forty Three Million Nine Hundred Ninety Three Thousand Five Hundred Korean Won (KRW 43,993,500)
¡à Category and Number of Shares to be Disposed: Common Shares — 139 Shares
¡à Disposal Method: Over-The-Counter Trading
¡à Disposal Period: January 9 ~ 13, 2014 (3 days)
¡à Security Brokerage Firm: None

¡Ø The Agenda ‘Disposal of Treasury Stocks as Employee Award’ was approved at the Board of Directors’ Meeting held on February 7, 2013, where the responsibility of the disposal of the treasury stocks was delegated to the Executive Management Committee